UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sonos, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83570H108
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83570H108	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Valdur Koha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

5,420,354
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

5,420,354
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,420,354
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.369%*
12.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 83570H108	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Valdur Koha Trust – 1999
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

MA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

1,456,204
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

1,456,204
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,456,204
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.44%*
12.	TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 83570H108	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Koha Family Irrevocable Trust 1999 – GST Taxable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

MA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

712,752
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

712,752
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,752
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.71%*
12.	TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 83570H108	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Koha Family Irrevocable Trust 1999 – GST Exempt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

MA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

2,172,696
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

2,172,696
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,172,696
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.15%*
12.	TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 83570H108	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Irene M. Koha Marital Trust - 2000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

MA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

578,702
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

578,702
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

578,702
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.57%*
12.	TYPE OF REPORTING PERSON (see instructions)

HC

CUSIP No. 83570H108	13G	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Koha Dynasty Trust – 2000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

MA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

500,000
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

.50%*
12.	TYPE OF REPORTING PERSON (see instructions)

HC

*Based upon 100,947,974 shares of the Issuer’s common stock outstanding as of November 16, 2018, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 29, 2018 filed with the Securities and Exchange Commission on November 28, 2018.

CUSIP No. 83570H108	13G	Page 8 of 10 Pages

Item 1.

(a)	Name of Issuer
Sonos, Inc.

(b)	Address of Issuer’s Principal Executive Offices
614 Chapala Street, Santa Barbara CA 93101

Item 2(a). Name of Person Filing

The Valdur Koha Trust – 1999 (“Koha TR”) directly holds 1,456,204 shares of Common Stock of the Issuer (“Shares”). The Koha Family Irrevocable Trust 1999 – GST Taxable (“Taxable TR) directly holds 712,752 Shares. The Koha Family Irrevocable Trust 1999 – GST Exempt (“Exempt TR) directly holds 2,172,696 Shares. The Irene M. Koha Marital Trust – 2000 (“Marital TR”) directly holds 578,702 Shares. The Koha Family Dynasty Trust – 2000 directly holds 500,000 Shares. The Koha TR, Taxable TR, Exempt TR, Marital TR and Dynasty TR referred to herein as the “Trusts.”

Valdur Koha, as trustee of the Trusts, may be deemed to beneficially own the Shares held by the Trusts. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Trusts to the extent they each directly hold the Shares) is the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and the Reporting Persons expressly disclaim beneficial ownership of such Shares. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) or 13(g) of the Act.

All Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

(b)	Address of the Principal Office or, if none, residence c/o Lake Street Advisors, 101 Federal St., Ste 2215, Boston, MA 02110

(c)	Citizenship See responses to Item 4 on the cover page of each Reporting Person.

(d)	Title of Class of Securities Common stock, $0.001 par value per share

(e)	CUSIP Number 83570H108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 83570H108	13G	Page 9 of 10 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See responses in Row 9 of cover page for each reporting person.

(b)	Percent of class: See responses in Row 11 of cover page for each reporting person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. See responses in Row 5 of cover page for each reporting person.

(ii)	Shared power to vote or to direct the vote. See responses in Row 6 of cover page for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of. See responses in Row 7 of cover page for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of. See responses in Row 8 of cover page for each reporting person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 83570H108	13G	Page 10 of 10 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

/s/ Valdur Koha
VALDUR KOHA

THE VALDUR KOHA TRUST

By:	/s/ Valdur Koha
Valdur Koha, Trustee

THE KOHA FAMILY IRREVOCABLE TRUST 1999 – GST TAXABLE

By:	/s/ Valdur Koha
Valdur Koha, Trustee

THE KOHA FAMILY IRREVOCABLE TRUST 1999 – GST EXEMPT

By:	/s/ Valdur Koha
Valdur Koha, Trustee

THE IRENE M. KOHA MARITAL TRUST - 2000

By:	/s/ Valdur Koha
Valdur Koha, Trustee

THE KOHA DYNASTY TRUST - 2000

By:	/s/ Valdur Koha
Valdur Koha, Trustee